

April 8, 2014

Via E-mail
Mr. C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

      **Re: Omega Healthcare Investors, Inc.
              Form 10-K for the fiscal year ended December 31, 2013
              Filed February 11, 2014
              File No. 001-11316**

Dear Mr. Pickett:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Note 4 – Direct Financing Leases, page F-19

In future filings, please revise your disclosure related to your direct financing leases to disclose future minimum lease payments to be received for each of the five succeeding fiscal years as of the date of the latest balance sheet presented. For reference see ASC 840-30-50-4.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief